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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 15F



CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                                Commission File Number 001-15042
                                                                       ---------


                            DIALOG SEMICONDUCTOR PLC
             (Exact name of registrant as specified in its charter)

      NEUE STRASSE 95 73230 KIRCHHEIM/TECK-NABERN, GERMANY +49 7021 805 - 0 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        ORDINARY SHARES OF (pound)0.10 PER SHARE REPRESENTED BY AMERICAN
                                DEPOSITARY SHARES
            (Title of each class of securities covered by this Form)


     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:


           Rule 12h-6(a) [_]                   Rule 12h-6(d) [_]

           (for equity securities)             (for successor registrants)

           Rule 12h-6(c) [_]                   Rule 12h-6(i) [X]

           (for debt securities)               (for prior Form 15 filers)


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

                                     PART I

Item 1.  Exchange Act Reporting History

A    Dialog Semiconductor PLC (the Company) first became subject to reporting obligations under the US Securities Exchange Act of 1934, as amended (the Exchange Act), upon completing a registered offering of its ordinary shares of (pound)0.10 per share represented by American Depositary Shares (ADSs) pursuant to registration statements on Forms F-1 and Form F-6 dated June 12, 2000. The ADSs were listed on the NASDAQ Stock Market LLC (the NASDAQ). On November 29, 2006 the Company filed a post-effective amendment to its Form F-6 registration statement terminating its ADS offering.

B    During the 12-month period preceding the filing of this Form 15-F, the
Company filed or submitted all reports required under section 13(a) and Section 15(d) and corresponding SEC Rules of the Exchange Act. The Company has filed at least one annual report on Form 20-F under section 13(a). On December 27, 2006, the Company filed Form 25 voluntarily withdrawing its ADSs from trading on NASDAQ. On January 22, 2007, the company filed Form 15 suspending its Exchange Act reporting obligations.

Item 2.  Recent United States Market Activity

The Company's securities were last sold in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (the Securities Act), in an offering pursuant to registration statements on Forms F-1 and Form F-6 dated June 12, 2000. The Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3.  Foreign Listing and Primary Trading Market

A    The primary trading market for the Company's securities is the Deutsche
Borse (XETRA/Frankfurter Wertpapierborse) (the German Stock Exchange).

B    The Company's ordinary shares were listed in euro on both the Frankfurt
Neuer Markt stock exchange and the Belgian stock exchange EASDAQ on October 13, 1999. Since the closing of the Neuer Markt on June 5, 2003, the Company has been listed on the German Stock Exchange. The Company delisted from the EASDAQ on December 28th, 2006. The German Stock Exchange constitutes the primary trading market (as defined in Rule 12h-6(f)(5)(i)) for the Company's ordinary shares. The Company has maintained this listing for at least twelve months preceding the filing of this Form 15F.

C    During the twelve-month period beginning on June 29, 2006 and ending on
June 28, 2007, the average daily trading volume in the Company's ordinary shares on the German Stock Exchange represented 96.5 percent of the worldwide daily average trading volume in such securities.


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

Item 4.  Comparative Trading Volume Data

A    The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from June 29, 2006 to June 28, 2007.

B    The average daily trading volume of the subject class of securities for the
13-month period was 4,133 in the United States and 118,071 worldwide.

C    As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 3.50 percent for the aforementioned 12-month period.

D    The subject class of securities was voluntarily delisted from the NASDAQ on
December 27, 2006. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average worldwide daily trading volume for the preceding 12-month period was 5.98 percent.

E    Not applicable.

F    The Company obtained trading volume data for purposes of the calculations in Item 4 from Bloomberg.

Item 5.  Alternative Record Holder Information

     Not applicable.

Item 6.  Debt Securities

     Not applicable.

Item 7.  Notice Requirement

     Not applicable.

Item 8.  Prior Form 15 Filers

A    On January 22, 2007, the Company filed a Form 15 with the Commission to terminate the registration of its ADSs pursuant to 12g-4 and to suspend its reporting obligations under section 15(d) of the Exchange Act pursuant to Rule 12h-3. The suspension became effective on April 22, 2007.

B    The descriptions of the Company's Primary Trading Market and Comparative
Trading Volume Data in Items 3 and 4 are incorporated herein by reference.

C    Not applicable.


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

                                     PART II

Item 9.  Rule 12g3-2(b) Exemption

     The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on its website: www.diasemi.com.

                                    PART III

Item 10. Exhibits

     Not applicable

Item 11. Undertakings

     The Company hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it to reasonably believe that, at the time of filing the Form 15F:

     1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that was used for purposes of Rule 12h-6(a)(4)(i); or

     2. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.



Pursuant to the requirements of the Exchange Act, Dialog Semiconductor PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Dialog Semiconductor PLC certifies that, as represented in this form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.



Date: August 1st, 2007               By:    Dialog Semicondcutor Plc
                                     Name:  Dr. Jalal Bagherli
                                     Title: CEO


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